SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

GOAMERICA, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

38020R304

(CUSIP Number)

Ronald and Denise Obray

c/o GoAmerica, Inc.

433 Hackensack Avenue

Hackensack, NJ  07601

(530) 823-0897

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 10, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

SCHEDULE 13D

CUSIP No. 38020R304

1		NAME OF REPORTING PERSONS. RONALD AND DENISE OBRAY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (1)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		Source of Funds (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 2,431,134 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 2,431,134 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,431,134 shares
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.4%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

The calculation of the foregoing percentage is based on 16,896,015 GoAmerica, Inc. (“Issuer”) shares outstanding as of January 10, 2008, assuming conversion of the outstanding Issuer preferred stock into Issuer common stock, based on information provided by the Issuer. If the Issuer preferred stock is not converted to common stock, such shares represent 26.5% of the outstanding Issuer common stock, based on 9,159,071 shares of Issuer common stock outstanding as of January 10, 2008, based on information provided by the Issuer. The Series A Preferred Stock accrues a cumulative dividend of 8 percent per annum. In the event that any accrued dividends have not been paid in cash upon conversion of the Series A Prefered Stock into common stock, the holder of the Series A Preferred Stock being converted is entitled to receive a number of additional shares of common stock equal to such accrued but unpaid dividends divided by the then-applicable conversion price (currently $5.17). See Item 5 below.

SCHEDULE 13D

Item 1.          Security and Issuer.

The class of equity securities to which this statement on Schedule 13D relates is common stock, par value $.01 per share (the “Shares”), of GoAmerica, Inc., a Delaware corporation (“Issuer”). The principal office of Issuer is located at 433 Hackensack Avenue, Hackensack, New Jersey 07601.

Item 2.          Identity and Background.

This Schedule 13D is being filed by Ronald and Denise Obray, whose business address is care of GoAmerica, Inc., 433 Hackensack Avenue, Hackensack, New Jersey 07601. Mr. Obray is the co-chief executive officer of Hands On Video Relay Services, Inc. (“Hands On”), a California-based provider of video relay and interpreting services and wholly owned subsidiary of Issuer.  Mrs. Obray is not currently employed. Mr. and Mrs. Obray are citizens of the United States.

During the past five years, neither of the Obrays have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, neither of the Obrays have been a party to a civil proceeding before a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.          Source and Amount of Funds or Other Consideration.

The Obrays became the owner of the Shares described in this filing as a result of the consummation of the Merger under the Merger Agreement described in Item 4 below. As a result of the Merger, Mr. Obray received an aggregate of 1,170,378 Shares, plus cash, in exchange for 2,288,222 Hand On shares of common stock. As a result of the Merger, Mrs. Obray received an aggregate of 1,260,756 Shares, plus cash, in exchange for 2,464,921 Hand On shares of common stock.

Item 4.         Purpose of Transaction.

Mr. Obray is the founder of, and has served as the chief executive officer of Hand On. Issuer, HOVRS Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Issuer (“Merger Sub”), Hand On and Bill M. McDonagh, as the representative of the stockholders of Hands On for purposes of the Merger Agreement, entered into the Agreement and Plan of Merger, dated as of September 12, 2007, as amended (the “Merger Agreement”).

Pursuant to the Merger Agreement, on January 10, 2008, Merger Sub was merged with and into Hand On with Hand On continuing as the surviving corporation and a wholly owned subsidiary of Issuer (the “Merger”). As a result of the Merger, all outstanding capital stock of Hand On was automatically converted into the right to receive Shares and cash as set forth in the Merger Agreement. The aggregate consideration payable to the holders of Hand On capital stock under the Merger Agreement is described in Article II of the Merger Agreement, and consisted of, in the aggregate, approximately $35 million in cash and approximately 6.7 million shares of the Issuer's common stock.

As a result of the Merger, the Obrays became Issuer security holders, and received the consideration described in Item 3 above and in Item 5 below. Under the Lock-up and Registration Rights Agreement made and entered into in connection with the Merger as of January 10, 2008, by and among the Issuer and the former stockholders of Hands On named therein (the “Lock-up and Registration Rights Agreement”), the Shares held by the Obrays are subject to a two year lock-up, with a limited possibility to sell or transfer such Shares in the second of such two year period. Notwithstanding the foregoing, the Obrays have the right to have such Shares they received registered under U.S. securities laws (i) commencing at such time after January 10, 2009 when the Issuer stock price reaches an average closing price of $20 per share, pursuant to the Lock-up and Registration Rights Agreement, and (ii) at any time upon demand made by certain holders of Issuer’s Series A Preferred Stock, pursuant to the Amended and Restated Investor Rights Agreement effective January 10, 2008 by and among Issuer and certain stockholders of the Issuer (the “Amended and Restated Investor Rights Agreement”).

In accordance with the terms and conditions of the Merger Agreement, upon the consummation of the Merger, Mr. Obray was appointed co-chief executive officer of the Hands On subsidiary of the Issuer on January 10, 2008. Also, upon the consummation of the Merger and in satisfaction of a condition of the Merger, Bill McDonagh, Edmond Routhier and Steve Eskenazi, former directors and stockholders of Hand On, were appointed to the eight member Board of Directors of the Issuer.

References to, and the descriptions of, the Merger Agreement and the amendments thereto, and to the agreements governing registration rights (the Lock-up and Registration Rights Agreement and the Amended and Restated Investor Rights Agreement) are qualified in their entirety by reference to the complete text of such agreements and any amendments thereto, which are filed as exhibits to this Schedule 13D and incorporated by reference herein.

Other than as described herein, the Reporting Persons currently have no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (i) of this Schedule 13D (although each of the Reporting Persons reserves the right to develop such plans).  The Obrays may, at any time and from time to time, review or reconsider his, her or their position and/or change his, her or their purpose and/or formulate plans or proposals with respect thereto.  Depending on various factors and subject to the Lock-up and Registration Rights Agreement, including, without limitation, Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Obrays may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.          Interest in Securities of the Issuer.

(a)-(b) As a result of the Merger, the Obrays are the beneficial owners of 2,431,134 Shares in the aggregate, all of which are currently issued and outstanding. Such shares constitute approximately 14.4% of the outstanding Shares, based on the 16,896,015 Shares outstanding on January 10, 2008, assuming conversion of the outstanding Issuer preferred stock into Issuer common stock, based on information provided by the Issuer. If the Issuer preferred stock is not converted to common stock, such shares represent 26.5% of the outstanding Issuer common stock, based on 9,159,071 shares of Issuer common stock outstanding as of January 10, 2008, based on information provided by the Issuer. The Obrays have shared voting and dispositive power over the entire 2,431,134 Shares.

(c)    Except as reported herein, the Reporting Persons have not affected any transactions in the Issuer’s securities.

(d) - (e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than (i) the Merger Agreement (to which the persons named in Item 2 are not a party), or as described in the Merger Agreement, as of the date hereof, (ii) the Lock-up and Registration Rights Agreement, and (iii) the Amended and Restated Investors’ Rights Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above and between such persons and any other person with respect to any securities of Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.          Material to be Filed as Exhibits.

Exhibit No.	Description
1

Agreement and Plan of Merger (the “Merger Agreement”), made and entered into as of September 12, 2007, by and among GoAmerica, Inc., HOVRS Acquisition Corporation, Hands On Video Relay Services, Inc. and Bill M. McDonagh as representative of the stockholders of HOVRS for purposes of the Merger Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Issuer filed on September 18, 2007).

2

Amendment Letter to Merger Agreement, dated as of September 17, 2007, by and among GoAmerica, Inc., HOVRS Acquisition Corporation, Hands On Video Relay Services, Inc. and Bill M. McDonagh as representative of the stockholders of HOVRS for purposes of the Merger Agreement (incorporated by reference to Exhibit D to Definitive Proxy Statement on Schedule 14D of the Issuer filed on November 9, 2007).

3

Amendment Letter to Merger Agreement, dated as of October 8, 2007, by and among GoAmerica, Inc., HOVRS Acquisition Corporation, Hands On Video Relay Services, Inc. and Bill M. McDonagh as representative of the stockholders of HOVRS for purposes of the Merger Agreement (incorporated by reference to Exhibit D to Definitive Proxy Statement on Schedule 14D of the Issuer filed on November 9, 2007).

4

Amendment Letter to Merger Agreement, dated as of October 11, 2007, by and among GoAmerica, Inc., HOVRS Acquisition Corporation, Hands On Video Relay Services, Inc. and Bill M. McDonagh as representative of the stockholders of HOVRS for purposes of the Merger Agreement (incorporated by reference to Exhibit D to Definitive Proxy Statement on Schedule 14D of the Issuer filed on November 9, 2007).

5

Amendment Letter to Merger Agreement, dated as of November 6, 2007, by and among GoAmerica, Inc., HOVRS Acquisition Corporation, Hands On Video Relay Services, Inc. and Bill M. McDonagh as representative of the stockholders of HOVRS for purposes of the Merger Agreement (incorporated by reference to Exhibit D to Definitive Proxy Statement on Schedule 14D of the Issuer filed on November 9, 2007).

6

Amendment Letter to Merger Agreement, dated as of January 8, 2008, by and among GoAmerica, Inc., HOVRS Acquisition Corporation, Hands On Video Relay Services, Inc. and Bill M. McDonagh as representative of the stockholders of HOVRS for purposes of the Merger Agreement.

7

Lock-Up and Registration Rights Agreement made and entered into as of January 10, 2008, by and among GoAmerica, Inc. and the stockholders of Hands On named therein (incorporated by reference to Exhibit 99.4 to the Current Report on Form 8-K of the Issuer filed on September 18, 2007).

8

Amended and Restated Investor Rights Agreement made and entered into as of September 12, 2007, by and among GoAmerica, Inc. and the stockholders of Hands On named therein (incorporated by reference to Exhibit 99.6 to the Current Report on Form 8-K of the Issuer filed on September 18, 2007).

9	Joint Filing Agreement dated January 22, 2008.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2008

/s/ Ronald Obray
Ronald Obray

_/s/ Denise Obray
Denise Obray

EXHIBIT INDEX

Exhibit No.	Description
1

Agreement and Plan of Merger (the “Merger Agreement”), made and entered into as of September 12, 2007, by and among GoAmerica, Inc., HOVRS Acquisition Corporation, Hands On Video Relay Services, Inc. and Bill M. McDonagh as representative of the stockholders of HOVRS for purposes of the Merger Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Issuer filed on September 18, 2007).

2

Amendment Letter to Merger Agreement, dated as of September 17, 2007, by and among GoAmerica, Inc., HOVRS Acquisition Corporation, Hands On Video Relay Services, Inc. and Bill M. McDonagh as representative of the stockholders of HOVRS for purposes of the Merger Agreement (incorporated by reference to Exhibit D to Definitive Proxy Statement on Schedule 14D of the Issuer filed on November 9, 2007).

3

Amendment Letter to Merger Agreement, dated as of October 8, 2007, by and among GoAmerica, Inc., HOVRS Acquisition Corporation, Hands On Video Relay Services, Inc. and Bill M. McDonagh as representative of the stockholders of HOVRS for purposes of the Merger Agreement (incorporated by reference to Exhibit D to Definitive Proxy Statement on Schedule 14D of the Issuer filed on November 9, 2007).

4

Amendment Letter to Merger Agreement, dated as of October 11, 2007, by and among GoAmerica, Inc., HOVRS Acquisition Corporation, Hands On Video Relay Services, Inc. and Bill M. McDonagh as representative of the stockholders of HOVRS for purposes of the Merger Agreement (incorporated by reference to Exhibit D to Definitive Proxy Statement on Schedule 14D of the Issuer filed on November 9, 2007).

5

Amendment Letter to Merger Agreement, dated as of November 6, 2007, by and among GoAmerica, Inc., HOVRS Acquisition Corporation, Hands On Video Relay Services, Inc. and Bill M. McDonagh as representative of the stockholders of HOVRS for purposes of the Merger Agreement (incorporated by reference to Exhibit D to Definitive Proxy Statement on Schedule 14D of the Issuer filed on November 9, 2007).

6

Amendment Letter to Merger Agreement, dated as of January 8, 2008, by and among GoAmerica, Inc., HOVRS Acquisition Corporation, Hands On Video Relay Services, Inc. and Bill M. McDonagh as representative of the stockholders of HOVRS for purposes of the Merger Agreement.

7

Lock-Up and Registration Rights Agreement made and entered into as of January 10, 2008, by and among GoAmerica, Inc. and the stockholders of Hands On named therein (incorporated by reference to Exhibit 99.4 to the Current Report on Form 8-K of the Issuer filed on September 18, 2007).

8

Amended and Restated Investor Rights Agreement made and entered into as of September 12, 2007, by and among GoAmerica, Inc. and the stockholders of HOVRS named therein (incorporated by reference to Exhibit 99.6 to the Current Report on Form 8-K of the Issuer filed on September 18, 2007).

9	Joint Filing Agreement dated January 22, 2008.